

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

June 7, 2010

Via U.S. Mail and Fax (717-534-4055)

Mr. Humberto P. Alfonso
Chief Financial Officer
The Hershey Company
100 Crystal A Drive
Hershey, PA 17033

> **Re:** **The Hershey Company**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 19, 2010**
> **Form 10-Q for the Fiscal Quarter Ended April 4, 2010**
> **Filed May 12, 2010**
> **File No. 001-00183**

Dear Mr. Alfonso:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Management's Discussion and Analysis, page 19
Summary of Operating Results, page 21

1.   Throughout this section, you often use the word "primarily" or refer to two or
        more factors that contributed to material changes over the reported periods.
        Revise to quantify the amount of the changes contributed by each of the factors or
        events that you identify. Rather than simply using the term "primarily" in
        describing changes, quantify the amount of the change that is attributable to the
        primary source you identify. See Section III.D of SEC Release 33-6835 (May 18,
        1989). For purposes of illustration, you state that the increase in net sales in 2009
        was "primarily attributable to favorable price realization from list price increases .
        . ., offset by sales volume decreases." Similar disclosure appears in the
        comparison of net sales between 2007 and 2008, as well as several other sections
        of your MD&A.

Liquidity and Capital Resources, page 32

2.   We note that net cash provided by operating activities increased over 100% from
        2008 to 2009. Approximately half of the increase is attributable to "Changes in
        other assets and liabilities," which "reflected the effect of hedging transactions
        and the impact of business realignment initiatives, along with the related tax
        effects." Please revise to provide enhanced disclosure regarding these changes
        and a breakdown of the specific amounts contributed by each of the referenced
        factors.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798, or Mike Karney at (202) 551-3847 if you have questions regarding comments. Please contact me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director